UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of August 2023 (Report No. 2)

Commission file number: 001-41402

BRENMILLER ENERGY LTD.

(Translation of registrant’s name into English)

13 Amal St. 4th Floor, Park Afek

Rosh Haayin, 4809249 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒            Form 40-F ☐

CONTENTS

Update Regarding Series 3 Tradable Warrants

On August 6, 2023, the Israeli Court approved the arrangement to change the terms of the Series 3 Tradable Warrants (the “Warrants”) of Brenmiller Energy Ltd. (the “Company”) as follows: (i) to reduce the exercise price from NIS 70 per share to NIS 1.30 per share; and (ii) to shorten the exercise period until September 5, 2023 (instead of November 15, 2024) (the “Arrangement”).

The approved Arrangement will enable Warrant holders to exercise the Warrants for ordinary shares of the Company which will be traded exclusively on Nasdaq after the voluntary delisting of the Company’s securities from the Tel Aviv Stock Exchange (“TASE”) on September 11, 2023. The Israeli Court’s approval was given after a Special Meeting of the Warrant holders approved the Arrangement on July 25, 2023, as previously disclosed by the Company in its Report of Foreign Private Issuer on Form 6-K dated July 26, 2023.

The Company’s ordinary shares that will be issued as a result of the exercise of the Warrants will be listed on Nasdaq after the voluntary delisting of the Company’s securities from the TASE under the symbol “BNRG”.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-272377 and 333-273028) and Form S-8 (File No. 333-272266), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this Report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward Looking Statements

This Report of Foreign Private Issuer on Form 6-K contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and other federal securities and Israeli securities laws. Statements that are not statements of historical fact may be deemed to be forward-looking statements. For example, the Company is using forward-looking statements in this Report of Foreign Private Issuer on Form 6-K when it discusses the delisting date from the TASE and the listing of shares underlying the Warrants on the Nasdaq after the voluntary delisting of the Company’s securities from the TASE. Without limiting the generality of the foregoing, words such as “plan,” “project,” “potential,” “seek,” “may,” “will,” “expect,” “believe,” “anticipate,” “intend,” “could,” “estimate” or “continue” are intended to identify forward-looking statements. Readers are cautioned that certain important factors may affect the Company’s actual results and could cause such results to differ materially from any forward-looking statements that may be made in this Report of Foreign Private Issuer on Form 6-K. Factors that may affect the Company’s results include, but are not limited to, the Company’s planned level of revenues and capital expenditures, the demand for and market acceptance of our products, impact of competitive products and prices, product development, commercialization or technological difficulties, the success or failure of negotiations and trade, legal, social and economic risks and the risks associated with the adequacy of existing cash resources. The forward-looking statements contained or implied in this Report of Foreign Private Issuer on Form 6-K are subject to other risks and uncertainties, many of which are beyond the control of the Company, including those set forth in the Risk Factors section of the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 21, 2023, which is available on the SEC’s website, www.sec.gov. The Company undertakes no obligation to update these statements for revisions or changes after the date of this Report of Foreign Private Issuer on Form 6-K except as required by law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Brenmiller Energy Ltd.

Date: August 7, 2023	By:	/s/ Ofir Zimmerman
		Name:	Ofir Zimmerman
		Title:	Chief Financial Officer

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